UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J106

(CUSIP Number)

MARIO D. CIBELLI

C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		975,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

975,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		975,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

975,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

975,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		175,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		175,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 46609J106

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP and Focus Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 800,000 Shares beneficially owned by Partners LP is approximately $7,985,514, excluding brokerage commissions. The aggregate purchase price of the 175,000 Shares beneficially owned by Focus Fund is approximately $1,643,625, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 10, 2019, Marathon Partners delivered a letter (the “Letter”) to the Issuer’s board of directors (the “Board”) following Ancora Advisors LLC’s (“Ancora”) recent letter to the Board offering to acquire the Issuer for $11.75 per share. In the Letter, Marathon Partners stated its agreement with many points raised in Ancora’s letter, including the inefficiency of the Issuer continuing to operate as a publicly traded company.

Marathon Partners recommended that the Board initiate a fair and open auction process and sell the Issuer to the highest bidder, stating its belief that the Issuer’s status as an orphaned company in the public markets, persistent undervaluation as a public company and shareholder returns that have severely underperformed all relevant benchmarks since its initial September 2015 spin-off support the need for an auction process at this time.

Marathon stated its belief that the Issuer’s underperformance has been exacerbated by (i) the lack of a compelling plan by management and the Board to grow shareholder value, (ii) the entire Board being composed of individuals that are or were associated with entities controlled by William P. Foley II and (iii) the Issuer’s inaction in seeking new Board representatives to offer fresh perspectives to the management team.

Marathon Partners further stated its belief that the Issuer’s rejection of Ancora’s offer without a full auction process would run counter to the fiduciary obligations that the Board owes its shareholders.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,695,176 Shares outstanding, which is the total number of Shares outstanding as of the close of business on March 13, 2019, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2019.

7

CUSIP NO. 46609J106

A.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP and Focus Fund, and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 175,000 Shares owned by Focus Fund.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 975,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 975,000

(c)	Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP and Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Cibelli
(a)	Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 175,000 Shares owned by Focus Fund.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 975,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 975,000

(c)	Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP and Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Focus Fund
(a)	As of the close of business on April 10, 2019, Focus Fund beneficially owned 175,000 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 175,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 175,000

(c)	The transactions in the Shares by Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP NO. 46609J106

D.	Cibelli Research
(a)	Cibelli Research, as the general partner of Focus Fund, may be deemed the beneficial owner of the 175,000 Shares owned by Focus Fund.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 175,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 175,000

(c)	Cibelli Research has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Partners LP
(a)	As of the close of business on April 10, 2019, Partners LP beneficially owned 800,000 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)	The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board, dated April 10, 2019.

9

CUSIP NO. 46609J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2019

Marathon Partners L.P.

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

10

CUSIP NO. 46609J106

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Marathon Focus Fund L.P.

Purchase of Common Stock	3,064	9.4830	02/14/2019
Purchase of Common Stock	15,355	9.4992	02/15/2019
Purchase of Common Stock	1,581	9.4994	02/19/2019
Purchase of Common Stock	12,000	9.1923	02/28/2019
Purchase of Common Stock	2,000	9.1368	03/01/2019
Purchase of Common Stock	2,879	9.2890	03/04/2019
Purchase of Common Stock	3,525	9.2930	03/05/2019
Purchase of Common Stock	4,596	9.2920	03/06/2019

Marathon Partners L.P.

Purchase of Common Stock	4,758	9.1263	02/11/2019
Purchase of Common Stock	7,542	9.1543	02/12/2019
Purchase of Common Stock	8,000	9.4001	02/13/2019
Purchase of Common Stock	2,000	9.4830	02/14/2019
Purchase of Common Stock	5,747	9.5969	02/20/2019
Purchase of Common Stock	4,253	9.7214	02/21/2019
Purchase of Common Stock	7,200	9.5791	02/22/2019
Purchase of Common Stock	4,100	9.5991	02/25/2019
Purchase of Common Stock	3,700	9.5848	02/26/2019
Purchase of Common Stock	15,000	9.1898	03/07/2019
Purchase of Common Stock	8,100	9.3417	03/08/2019
Purchase of Common Stock	1,900	9.4979	03/11/2019